FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January 5, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant’s name into English)

SUITE 500, 630 – 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Press Release dated January 5, 2004.

NEWS RELEASE

PARAMOUNT ENERGY TRUST ADVISES OF INITIAL RESPONSE TO EUB REGIONAL GEOLOGICAL STUDY

January 5, 2004  Paramount Energy Trust ("PET" or the “Trust”) (TSX – PMT.UN) advises that the Alberta Energy and Utilities Board (“EUB”) released the Athabasca Wabiskaw-McMurray Regional Geological Study (“RGS”) pursuant to General Bulletin (GB) 2003-28. The objective of the RGS was to identify which gas pools are potentially in pressure communication with stratigraphic units that contain bitumen exceeding 10 metres combined thickness within a part of the Athabasca Wabiskaw-McMurray deposit.

The study identified 464 gas pools considered to be associated with bitumen and 313 gas pools considered to be nonassociated with bitumen.  The next steps in the EUB’s bitumen conservation requirements will occur on January 26, 2004 when the EUB Staff Submission Group (“SSG”) will release recommendations to continue or vary the gas production status of wells identified in Shut-in Order 03-001. By February 9, 2004 parties that disagree with the recommendations of the SSG must notify the EUB’s Board of the wells for which they wish to present their case at an interim hearing scheduled for March 8, 2004. It is important to note that the RGS and its interpretation of association or nonassociation of gas with bitumen are not expected to be the sole determinant used by the EUB in its recommendations respecting production status as the EUB has indicated that its staff “will analyze all gas pools and make recommendations as to which gas wells negatively impact bitumen recovery” and “further review of existing and new data will enhance and refine the interpretations presented”.

While PET acknowledges the tremendous amount of work involved in compiling the RGS, PET has serious concerns about the implied lateral connectivity of the gas pools, given the drastic areal expansion of some of the gas pools defined by the EUB Pool Orders released concurrently with the RGS.  In fact, the areal expanse of some of the newly released EUB Pool Orders actually creates significant conflict with Decision 2003-023 in the Chard-Leismer Area, as gas which was approved for production in this decision is in fact categorized as associated gas by the RGS. In early December, new EUB Pool Orders issued for the study area suggested that the Board was recognizing additional vertical and lateral segregation within the previously identified pools. In December 2003, PET submitted engineering data and interpretations that demonstrated that some of the newly defined larger pools in fact comprise a number of smaller pools.  This underscores the need to integrate detailed engineering data with the regional geological interpretation to delineate gas pools in this region as implied by Dr. N.C. Wardlaw, advisor to the EUB, in his summation of his review of the RGS, provided in Appendix A of the study.

PET continues to encourage the Board, the Government of Alberta and any other interested parties to initiate a process to refine the definition of a commercially viable bitumen reserve.  The RGS aimed to provide a geological interpretation of where the gas pools are in communication with underlying units that have the potential for an aggregate bitumen thickness in excess of 10m.  This approach of simply aggregating bitumen pay thicknesses results in overstating the lateral and vertical extent and continuity of the potentially commercial bitumen resource.  There remains great uncertainty around what is commercial bitumen and what impact gas depletion has on the ultimate bitumen recovery.  Case by case assessment is required to determine where in fact the potential value of specific incremental bitumen recovery is indeed greater to Albertans than that of the producing associated gas reserve.

It is clear that more engineering data and analysis needs to be integrated into the RGS prior to January 26, 2004 if it is to be used as the sole determination of which gas production, if any, presents a threat to commercial bitumen recovery.  However, as published the RGS indicates that PET has 266 producing natural gas wells with zones interpreted to be associated with bitumen. Current production from such wells totals approximately 30.7 MMcf/d from wells with all zones deemed to be associated and 5.8 MMcf/d from wells with multiple producing zones, at least one of which is deemed to be associated. PET’s current daily production is approximately 85 MMcf/d. The Trust shut-in an additional 7.9 MMcf/d on September 1, 2003 as a result of GB 2003-28.

Of the 30.7 MMcf/d from wells with all zones deemed to be associated, 15.6 MMcf/d or 51% lies in the Legend Area. No new information regarding the geology of the Legend Area has been produced in the RGS. As previously disclosed, the Trust has very strong arguments that none of the Legend gas production poses a threat to potential bitumen recovery. In this area the bitumen zones are generally thin and discontinuous, the gas pressure is very low and a regional aquifer and mudstone barriers separate the gas from the bitumen. No applications to produce wells in the Legend area have ever been denied by the EUB and six wells were approved for production in August of 2003. For these reasons the Trust believes strongly that the productive status of the Legend area should be upheld.

For the above reasons, PET cannot state conclusively at this time what volume of its production, if any, may be recommended for shut-in on January 26, 2004 or what measures, such as field operations, may be taken to mitigate the effect of such recommendations. PET believes that the gas production presently shut-in continues to reasonably represent the portion of the Trust’s gas reserves which may be in association with potentially recoverable commercial bitumen. If the gas pools currently identified by the Board as associated were to be simply recommended for shut-in on January 26th, this would be a significant deviation from Industry’s interpretation of the nonassociated gas presented through their exemption applications on September 1, 2003.

PET continues to pursue all avenues through the current EUB process as well as other means, including the ongoing discussions with the Government of Alberta regarding financial assistance, to preserve its production base and Unitholders' value. PET estimates that the fair market value of its natural gas production in this region is at least $7.4 million per MMcf/d. In addition, the application for leave to appeal the validity of GB 2003-28, filed by PET and others, is scheduled to be heard before the Court of Appeal on January 8, 2004.   It continues to be our belief that no gas production in northeast Alberta poses a threat to ultimate commercial bitumen recovery that cannot be alleviated by technological solutions. Further information with respect to the gas/bitumen issue and its possible effects on the Trust can be found on PET's website at www.paramountenergy.com/investor relations/Gas-Bitumen Issue.  The RGS and related materials can be found on the EUB’s website at www.eub.gov.ab.ca.

A conference call regarding the contents of this release will be held at 9:00 am, Calgary time on Monday, January 5, 2004. To participate in the call please dial 1-866-834-7685 and when prompted enter the 7 digit access code 269-6334 followed by the # key.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com

This news release contains forward-looking information.  Implicit in this information are assumptions which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President

Date:  January 5, 2004